UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-41889

CADELER A/S
(Translation of registrant's name into English)

Kalvebod Brygge 43
DK-1560 Copenhagen V, Denmark
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CADELER A/S: Notification of major shareholding

Copenhagen, 2 November 2026: Cadeler A/S (“Cadeler” and together with its consolidated subsidiaries, the “Cadeler Group”) hereby announces that it has received the following major shareholder notification pursuant to Section 38 of the Danish Capital Markets Act and Section 55 of the Danish Companies Act, respectively, regarding direct and indirect holdings of shares in Cadeler.

BW Altor Pte. Ltd.’s (“BW Altor”) direct shareholding in Cadeler has changed in connection with the final results and initiation of settlement of the share exchange offer (the “Offer”) by Cadeler plc in connection with the contemplated redomiciliation of the Cadeler Group’s parent company from Denmark to the United Kingdom. For further information, reference is made to the stock exchange announcement published by Cadeler on 2 November 2026 regarding final results of the Offer.

In connection with the Offer, BW Altor has tendered 109,352,091 Cadeler shares, each with a nominal value of DKK 1.00 (corresponding to approximately 28.33% of the total share capital and voting rights) in exchange for 109,352,090 shares in Cadeler plc, each with a nominal value of USD 1.00.

As a result of the Offer, BW Altor no longer directly holds any shares and voting rights in Cadeler. However, BW Altor will hold the same number of shares in Cadeler plc as the number it held in Cadeler prior to the settlement of the Offer, which corresponds to 30.77% of the total share capital and voting rights of Cadeler plc (as 7.94% of the Cadeler shareholders did not tender and exchange their Cadeler shares pursuant to the Offer).

BW Altor Pte. Ltd. is a limited liability company organised under the laws of The Republic of Singapore under the registration number 202035228G with its registered address at 10 Pasir Panjang Road #18-01, Mapletree Business City, Singapore 117438. BW Altor Pte. Ltd. is ultimately controlled by Andreas Sohmen-Pao.

For further information, please contact:

Cadeler Press Office: press@cadeler.com

Mikkel Gleerup
CEO, Cadeler
+45 3246 3102
mikkel.gleerup@cadeler.com

Alexander Simmonds
EVP & CLO, Cadeler
+44 7376 174172
alexander.simmonds@cadeler.com

About Cadeler

Cadeler A/S (Cadeler) is a global leader in offshore wind turbine transport and installation. The company owns and operates the industry’s largest fleet of jack-up offshore wind installation vessels and is expanding its capabilities into full-scope foundation transport and installation, as well as operations & maintenance. With its modern fleet and depth of expertise across onshore and offshore operations, Cadeler supports the safe, efficient and reliable delivery of offshore wind projects worldwide. Cadeler is listed on the New York Stock Exchange (ticker: CDLR) and the Oslo Stock Exchange (ticker: CADLR). For more information, please visit www.cadeler.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 2, 2026            CADELER A/S
(Registrant)

By: /s/ Mikkel Gleerup
Name:     Mikkel Gleerup
Title:    Chief Executive Officer